October 26, 2011

Mr. Amit Pande

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4720

Washington, D.C.  20549

Re:

Springleaf Finance Corporation

Form 10-K for the Fiscal Year ended December 31, 2010

Filed March 30, 2011

Form 10-Q for the Quarter ended June 30, 2011

Filed August 12, 2011

File No. 001-06155

Dear Mr. Pande:

We are in receipt of your letter dated September 29, 2011 and thank you for your comments concerning the above-captioned filings of Springleaf Finance Corporation (SLFC or, collectively with its subsidiaries, the Company, we or our). We are pleased to respond to the comments of the Staff of the Securities and Exchange Commission (the Commission) contained in your letter of September 29, 2011 (the Comment Letter). In response to your comments, we intend to include additional disclosure in SLFC’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 (the Third Quarter 2011 Form 10-Q) or our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the 2011 Form 10-K).

We acknowledge that the adequacy and accuracy of the disclosure in SLFC’s filings are the responsibility of SLFC, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and that Staff comments may not be asserted by SLFC as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

To facilitate your review, we have repeated your questions below in bold face type, followed by our responses in regular type. The numbers correspond to the numbers in the Comment Letter.

December 31, 2010 Form 10-K

Glossary, page 32

1.

Please revise future filings to detail each capital security that is considered to be hybrid debt.

SLFC Response:

We will identify the applicable capital securities as hybrid debt in future filings starting with our 2011 Form 10-K.  Please see the table provided in our response to Comment 21 for our proposed disclosure.

Allowance for Finance Receivable Losses, page 47

2.

We note you briefly disclose on page 39 that due to the new accounting basis established with push-down accounting, the bases of the assets and liabilities of the Successor Company are not comparable to those of the Predecessor Company. Please revise future filings to include the following:

a.

Provide additional contextual information to help investors understand the various models employed, classifications made, and judgments reached by management. Specifically, discuss how your accounting for credit impaired loans impacts your credit metrics and trends and identify those most impacted;

SLFC Response:

As stated on page 41 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the 2010 Form 10-K), in accordance with push-down accounting we evaluated the credit quality of our finance receivable portfolio in order to identify finance receivables that, as of the date of the FCFI Transaction (as defined in our response to Comment 11), had evidence of credit quality deterioration.  These credit impaired finance receivables were segregated for accounting treatment purposes from the non-credit impaired finance receivables.  The credit impaired net finance receivables were initially recorded at their fair value, with subsequent accounting based on quarterly updates to the expected cash flow analyses.

In response to the Staff’s comment, we will enhance our disclosure in future filings starting with our Third Quarter 2011 Form 10-Q.  Below is our proposed disclosure:

Push-down accounting for the credit impaired portfolio has an impact on the carrying amount of finance receivables, the finance charges earned and related yields, and the net charge-off and charge-off ratio.  As a result, these financial statement items and key ratios of the Successor Company are not comparable to those of the Predecessor Company.  The delinquency ratios are calculated using the customer balances rather than the carrying amounts, and are, therefore, unaffected by the adjustments to the carrying amount of the credit impaired portfolio.

b.

Qualitatively discuss the comparability of your credit ratios and trends between periods and with other institutions; and

SLFC Response:

In response to the Staff’s comment, we will enhance our disclosure in future filings starting with our Third Quarter 2011 Form 10-Q.  Below is our proposed disclosure:

As a result of the application of push-down accounting, the bases of the assets and liabilities of the Successor Company are not comparable to those of the Predecessor Company, nor would the income statement items for the three and nine months ended September 30, 2011 have been the same as those reported if push-down accounting had not been applied.  Additionally, key ratios of the Successor Company are not comparable to those of the Predecessor Company, nor are they comparable to other institutions due to the new accounting basis established.

c.

More clearly discuss how you classify credit impaired loans as non-accrual, loans greater than 90 days and accruing, or as a trouble debt restructuring subsequent to November 30, 2010.

SLFC Response:

In response to the Staff’s comment, we will enhance our disclosure in future filings starting with our Third Quarter 2011 Form 10-Q.  Below is our proposed disclosure:

If the timing and/or amounts of expected cash flows on credit impaired finance receivables were determined to be not reasonably estimable, no interest would be accreted and the finance receivables would be reported as nonaccrual finance receivables. However, since the timing and amounts of expected cash flows for our pools are reasonably estimable, interest is being accreted and the finance receivables are being reported as performing finance receivables.  Our credit impaired finance receivables as determined as of November 30, 2010 remain in our credit impaired pools until liquidation.  No finance receivables have been added to these pools subsequent to November 30, 2010.  We do not reclassify modified credit impaired finance receivables as a troubled debt restructuring (TDR).

Higher-risk Real Estate Loans, page 51

3.

You disclose second mortgages totaled $836 million at December 31, 2010 which represents approximately 6% of your total loan portfolio. Please respond to the following regarding your second mortgage portfolio:

a.

Tell us whether you are able to track whether the first lien position is in default regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings;

SLFC Response:

We respectfully inform the Staff that we are not able to track the default status of the first lien position for our second mortgages if we are not the holders of the first lien position.

b.

If you do not have detailed information with respect to the performance of the first lien loan:

•

Please tell us in detail and revise future filings to discuss how you consider this in the determination of your allowance for loan losses for your second mortgage portfolio;

SLFC Response:

Management considers the performance of our second mortgage portfolio when estimating the allowance for finance receivable losses at the time we evaluate our real estate finance receivable portfolio for impairments.  Second mortgages share many common risk characteristics with first mortgages including: (1) economic situations such as adverse shifts in residential real estate values, which may reduce a real estate loan customer’s willingness to repay his or her mortgage; and (2) personal circumstances such as lower income due to unemployment or underemployment, major medical expenses, and divorce.  Our migration model incorporates the historical performance of our real estate portfolio (including second mortgages) and its output will therefore be impacted by any actual delinquency and charge-offs from second mortgages.  Page 43 of our 2010 Form 10-K contains the below description of our migration model:

Our migration analysis utilizes a rolling 12 months of historical data that is updated quarterly. The primary inputs for our migration analysis are (1) historical finance receivable balances, (2) historical delinquency, charge-off, recovery and repayment amounts, and (3) the related finance receivable balances in each stage of delinquency (i.e., current, greater than 30 days past due, greater than 60 days past due, etc.). The primary assumptions used in our migration analysis are the weighting of historical data and our estimate of the loss emergence period for the portfolio.

We will enhance our disclosure in future filings starting with our 2011 Form 10-K.  Below is our proposed disclosure:

Management considers the performance of our second mortgage portfolio when estimating the allowance for finance receivable losses at the time we evaluate our real estate loan portfolio for impairments.  However, we are not able to track the default status of the first lien position for our second mortgages if we are not the holders of the first lien position. We attempt to mitigate the risk resulting from the inability to track this information by utilizing our migration model.  Our migration model incorporates the historical performance of our real estate portfolio (including second mortgages) and its output will therefore be impacted by any actual delinquency and charge-offs from second mortgages.

•

Consider revising future filings to include a risk factor or other disclosure addressing the risks in this portfolio, including how the lack of available information on the performance of first lien loans could impact the accuracy of your loan loss estimates, and the steps you are taking to address the risks;

SLFC Response:

We will enhance our disclosure in Management’s Discussion and Analysis in future filings starting with our 2011 Form 10-K.  Below is our proposed disclosure:

Management considers the performance of our second mortgage portfolio when estimating the allowance for finance receivable losses at the time we evaluate our real estate loan portfolio for impairments. However, we are not able to track the default status of the first lien position for our second mortgages if we are not the holders of the first lien position. We attempt to mitigate the risk resulting from the inability to track this information by utilizing our migration model. Our migration model incorporates the historical performance of our real estate loan portfolio

(including second mortgages) and its output will therefore be impacted by any actual delinquency and charge-offs from second mortgages.

c.

Tell us and disclose in future filings the percentage of the second mortgage portfolio where you also hold the first lien loan;

SLFC Response:

We held the first and second lien position on 3.6% of our second mortgages as of June 30, 2011.

In response to the Staff’s comment, we will enhance our disclosure in future filings starting with our Third Quarter 2011 Form 10-Q.  Below is our proposed disclosure:

At September 30, 2011, we held the first mortgage of borrowers on __% of our second mortgage portfolio, compared to __% at December 31, 2010 based on net finance receivables.

d.

Tell us whether the default and delinquency statistics for second mortgages where you also hold the first lien loan show a different trend than situations where you do not hold the first lien loan;

SLFC Response:

We respectfully inform the Staff that the population identified in item c. above is immaterial (only $28.5 million or 3.6% of our second mortgage portfolio based on net finance receivables as of June 30, 2011) and we do not have meaningful statistics to determine whether any trend exists.

e.

Tell us and revise future filings to explain the nature of the loans in your second mortgage portfolio. For example, detail the percentage that are open-end lines of credit, the percentage that are close-ended, the percentage that were originated at the same time the first mortgage was originated, describe how long the draw period is for open-ended line of credit, etc.

SLFC Response:

Our second mortgages may be closed-end accounts or open-end home equity lines of credit and are primarily fixed-rate products.  The maximum draw period for cash advances for unused credit lines is 120 months, but all unused credit lines, in part or in total, can be cancelled at our discretion at any time.

In response to the Staff’s comment, we will enhance our disclosure in future filings starting with our Third Quarter 2011 Form 10-Q.  Below is our proposed disclosure:

Our second mortgages may be closed-end accounts or open-end home equity lines of credit and are primarily fixed-rate products.  At September 30, 2011, __% of our second mortgages were fixed-rate mortgages, compared to __% at December 31, 2010.  At September 30, 2011, __% of our second mortgages were open-end home equity lines of credit, compared to __% at December 31, 2010.  The maximum draw period for cash advances for unused credit lines is 120 months, but all unused credit lines, in part or in total, can be cancelled at our discretion at any time.

Note 2. Summary of Significant Accounting Policies

Finance Receivable Revenue Recognition, page 105

4.

Please revise future filings to disclose your policy for recording payments received on nonaccrual loans. Refer to ASC 310-10-50-6(b).

SLFC Response:

In response to the Staff’s comment, we will enhance our disclosure in future filings starting with our 2011 Form 10-K.  Below is our proposed disclosure:

We recognize the contractual interest portion of payments received on nonaccrual finance receivables as finance charges at the time of receipt.  We resume the accrual of interest on a nonaccrual finance receivable when the past due status on the individual finance receivable improves to the point that the finance receivable no longer meets our policy for nonaccrual.

5.

Please revise future filings to disclosure your policy for resuming the accrual of interest on nonaccrual loans. Refer to ASC 310-10-50-6(c).

SLFC Response:

In response to the Staff’s comment, we will enhance our disclosure in future filings starting with our 2011 Form 10-K.  Below is our proposed disclosure:

We resume the accrual of interest on a nonaccrual finance receivable when the past due status on the individual finance receivable improves to the point that the finance receivable no longer meets our policy for nonaccrual.

Credit Impaired Finance Receivables, page 106

6.

You disclose on page 107 that “given the nature of our business, finance receivables will also be removed from a pool if the collateral underlying a particular finance receivable changes as we believe that, if such events occur, that particular finance receivable represents a new finance receivable rather than a continuation.” Please explain to us the typical facts and circumstances related to when you remove a receivable from a pool as noted above. Also explain to us how you considered the guidance in ASC 310-30-40-1 and explain the key factors which resulted in you concluding that the receivable should be removed from the pool. Lastly, quantify the amount of loans removed from pools under the above scenario and explain the impact on your financial results of removing the loans from your pools as compared to if you would have left the loans in the pools.

SLFC Response:

The carrying amount of loans removed from the pools from the date of the FCFI Transaction through June 30, 2011 under the collateral changes noted above was immaterial at $0.3 million.  In accordance with ASC 310 30-40-1, generally a loan will not be removed from a particular pool until the loan is sold, foreclosure is completed, or the account is charged off.  With respect to a refinancing, as indicated by ASU No. 2010-18 and ASC Subtopic 310-30 more broadly, the particular loan will not be removed from a particular pool unless the underlying collateral changes.  For example, if a customer refinances a first mortgage with another first mortgage, that loan will remain within the pool and the expected cash flows will be adjusted accordingly as such a transaction indicates the continuation of the prior loan rather than the creation of a new loan.

If the underlying collateral does change, management believes that in substance assets are received in satisfaction of the credit impaired loan and, accordingly, the loan would be removed from the particular pool.  For example, if a customer refinances a second mortgage with a first mortgage, management considers this as a new loan as the underlying collateral of that loan has economically changed.  Similarly, if a customer has a retail loan (either unsecured or secured) and obtains a non-real estate loan with different collateral in place of the retail loan, management considers this a new loan as the underlying collateral of that loan has economically changed.  In these scenarios, the old loan is satisfied and a new loan is underwritten at market terms as it would be for any new loan.

If the facts and circumstances indicate that a loan should be removed from a pool, that loan will be removed at its carrying amount determined using the pro-rata method,  which is the unpaid principal balance of the particular loan divided by the unpaid principal balance of the pool multiplied by the carrying amount of the pool.  This method is consistent with the methods described in AICPA TIS 2130.32.

We no longer identify the loans removed from the pools as requiring ASC 310-30 treatment, so these loans are not in the cash flow analyses performed on the pools.

Allowance for Finance Receivable Losses, page 108

7.

Please revise to provide qualitative and quantitative information regarding how you modify loans. Specifically discuss the types of modifications you employ, how modifications impact the delinquency status of a loan, how you treat modifications in your allowance for loan loss methodology and if you pool modified loans with non-modified loans in measuring impairment under ASC 450-20.

SLFC Response:

In response to the Staff’s comment, we will enhance our disclosure in future filings starting with our 2011 Form 10-K.  Below is our proposed disclosure:

We may modify the terms of existing accounts in certain circumstances, such as certain bankruptcy or other catastrophic situations or for economic or other reasons related to the borrower’s financial difficulties that justify modification.  When we modify an account, we primarily use a combination of the following to reduce the borrower’s monthly payment: reduce interest rate, extend the term, capitalize or forgive past due interest and, to a lesser extent, forgive principal.  If the account is delinquent at the time of modification, the account is brought current for delinquency reporting.  Account modifications that are deemed to be a TDR are measured for impairment in accordance with the authoritative guidance for the accounting for impaired loans.  Account modifications that are not classified as a TDR are measured for impairment in accordance with the authoritative guidance for the accounting for contingencies.

8.

Please revise future filings to disclose the number of deferments granted each quarter and discuss any trends.

SLFC Response:

We respectfully inform the Staff that the number of deferments we grant each quarter is not systemically tracked as a total volume and therefore not available to report.  We may grant a deferment to a valued customer who is experiencing a temporary financial problem if the customer first brings the contractual interest current.  We believe the granting of a deferment is an insignificant delay of the contractual cash flows of the finance receivable.

9.

You disclose on page 109 that with respect to the November 30, 2010 finance receivables, an allowance for finance receivables losses will not be established until such time as a required allowance amount exceeds the remaining nonaccretable difference for credit impaired finance receivables. Please tell us in detail and clarify your disclosure in future filings to explain how this statement is consistent with your policy disclosed on page 106 that probable decreases in expected finance receivable principal cash flows result in the recognition of impairment which is recognized through the provision for finance receivable losses.

SLFC Response:

We respectfully inform the Staff that the disclosure on page 109 addresses allowance for finance receivable losses for the non-credit impaired finance receivables compared to the disclosure on page 106 that addresses our policy on credit impaired finance receivables.

In response to the Staff’s comment, we will enhance our disclosure on page 109 in future filings starting with our 2011 Form 10-K.  Below is our proposed disclosure:

With respect to the November 30, 2010 finance receivables, an allowance for finance receivable losses will not be established until such time as a required allowance amount exceeds the unaccreted fair value adjustment for non-credit impaired finance receivables.

Finance Receivables Held for Sale, page 109

10.

We note your disclosure that you have recourse exposure related to sold loans. Please revise all future filings to provide a roll forward of this obligation for each period presented and discuss any trends. Also discuss the number and balance of loans re-purchased during the periods presented and describe the primary reasons you were required to re-purchase the loans or to make payments related to your recourse exposure.

SLFC Response:

In response to the Staff’s comment, we will enhance our disclosure in future filings starting with our Third Quarter 2011 Form 10-Q to provide a roll forward of our recorded obligation for recourse exposure related to sold finance receivables and a discussion of any trends.  Below is our proposed disclosure:

Reserve for sales recourse obligations represent our (i) estimate of losses to be incurred by us on the repurchase of certain loans that we previously sold and (ii) estimate of losses to be incurred by us for indemnification of losses incurred by purchasers with respect to finance receivables that we sold.  Certain sale contracts include provisions requiring us to repurchase a finance receivable or indemnify the purchaser for losses it sustains with respect to a finance receivable if a borrower fails to make initial loan payments to the purchaser or if the accompanying mortgage loan breaches certain customary representations and warranties.   These representations and warranties are made to the purchasers with respect to various characteristics of the finance receivable, such as the manner of origination, the nature and extent of underwriting standards applied, the types of documentation being provided, and, in limited instances, reaching certain defined delinquency limits.  Although the representations and warranties are typically in place for the life of the finance receivable, we believe that most repurchase requests occur within the first five years of the sale of a finance receivable.  In addition, an investor may request that we refund a portion of the premium paid on the sale of mortgage loans if a loan is prepaid within a certain amount of time from the date of sale.  At the time of the sale of each finance receivable, we record a provision for recourse obligations for estimated repurchases, loss indemnification and premium recapture on finance receivables sold, which is charged to gain (loss) on finance receivables held for sale.  Any subsequent adjustments resulting from changes in estimated recourse exposure are recorded to provision for/(reductions in) recourse obligations for increases or decreases in estimated recourse exposure, respectively, and charged to gain (loss) on finance receivables held for sale.  We include reserve for sales recourse obligations in other liabilities on our balance sheet.  Such obligations amount to $___ at September 30, 2011 and $___ at December 31, 2010.

We repurchased __ loans for $____ and __ loans for $___ during the three and  nine months ended September 30, 2011, respectively, due primarily to loans reaching defined delinquency limits under certain loan sale agreements.  We repurchased __ loans for $____ and __ loans for $___ during the three and  nine months ended September 30, 2010, respectively, due primarily to loans reaching defined delinquency limits under certain loan sale agreements.  As of September 30, 2011, there are no material unresolved recourse requests.

The activity in our reserve for sales recourse obligations was as follows:

(dollars in millions)	Successor Company	Predecessor Company	Successor Company	Predecessor Company
	Three Months Ended September 30, 2011	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Balance at beginning of period
Provision for/(reduction in) recourse obligations
Recourse losses
Balance at end of period

Our reserve for sales recourse obligations has declined due to substantial reductions in loan sales in recent years and reductions in loss exposure estimates resulting from improving estimated losses on projected loan repurchases.

Note 3. FCFI Transaction, page 120

11.

Please provide us a diagram of the ownership structure of Springleaf Finance Corporation before and after the FCFI transaction. Please discuss the ownership of each entity involved and provide other relevant information to allow us to fully understand the ownership structure before and after the FCFI transaction.

SLFC Response:

Please see Exhibit A and Exhibit B for the charts that diagram the organizational structure of Springleaf Finance Corporation before and after the FCFI Transaction, respectively.  Exhibit B also includes additional information regarding the ownership of each entity involved in the FCFI Transaction.

FCFI acquired its ownership interest in AGF Holding Inc. (AGF Holding, a newly formed entity) on November 30, 2010, through an integrated series of transactions pursuant to the terms of a Stock Purchase Agreement, dated as of August 10, 2010, by and between American International Group, Inc. (AIG) and FCFI, as amended by Amendment No. 1 to the Stock Purchase Agreement, dated as of November 30, 2010, by and between AIG and FCFI (together, the Stock Purchase Agreement) (the FCFI Transaction).  In accordance with the terms of the Stock Purchase Agreement, AIG Capital Corporation (ACC), a direct wholly-owned subsidiary of AIG, formed AGF Holding.  On August 27, 2010, AGF Holding issued 950 shares of Class A voting common stock, par value $0.01 per share (the Class A Shares), to ACC.  On November 30, 2010, AGF Holding issued 50 shares of Class B non-voting common stock, par value $0.01 per share (the Class B Shares) to ACC in exchange for 100% of the capital stock of SLFI (f/k/a American General Finance, Inc.) pursuant to the terms of the Transfer Agreement, dated November 30, 2010, between ACC and AGF Holding (Transfer Agreement).  On November 30, 2010, ACC then sold 800 shares of AGF Holding’s Class A Shares, or 84.21% of AGF Holding’s Class A Shares and 80% of its total capital stock, to FCFI.  ACC retained, and still holds, 20% of AGF Holding’s capital stock, comprised of 150, or 15.79%, of AGF Holding’s Class A Shares and 50, or 100%, of its Class B Shares.  AGF Holding’s Class A Shares and Class B Shares have the same economic rights and differ only as to voting rights.  Please refer to our response to Comment 13.a. for a description of the purchase price FCFI paid to ACC for the 80% ownership interest in AGF Holding.

12.

Please provide us all the details (entities, amounts, etc.) about how AGF Holding was initially capitalized.

SLFC Response:

AGF Holding was formed and initially capitalized through an integrated series of transactions pursuant to the terms of the Stock Purchase Agreement governing the FCFI Transaction and the related Transfer Agreement. As noted in Note 1 to SLFI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and our 2010 Form 10-K and in our response to Comment 11, AIG formed a new holding company, AGF Holding, as a subsidiary of ACC and into which ACC contributed all of the outstanding shares of SLFI on November 30, 2010 immediately prior to the sale by ACC of AGF Holding Class A Shares to FCFI.  AGF Holding was initially incorporated on August 27, 2010 with authority to issue two million (2,000,000) shares of common stock classified as (i) one million Class A Shares and (ii) one million Class B Shares. Upon completion of the FCFI Transaction on November 30, 2010, AGF Holding had issued 1,000 total common shares (950 Class A Shares and 50 Class B Shares).

On November 30, 2010, ACC capitalized AGF Holding through the contribution of all of its outstanding shares of common stock in SLFI.  No other assets were contributed to AGF Holding and no other liabilities were assumed by AGF Holding.

Under the Stock Purchase Agreement, 800, or 84.21%, of AGF Holding’s Class A Shares (80% of the total Class A and Class B issued shares) were transferred to FCFI in return for the agreed upon purchase price.  The cash transferred by FCFI to AGF Holding in satisfaction of the requirements of the Stock Purchase Agreement was $118.8 million (see discussion in our response to Comment 13 below).

For accounting purposes, the formation and initial capitalization of AGF Holding were viewed in conjunction with the business combination accomplished through the FCFI Transaction since AGF Holding was formed and capitalized for the purpose of carrying out the FCFI Transaction.  Based on application of the guidance included in ASC paragraphs 805-10-25-4 through 805-10-25-5 and ASC paragraphs 805-10-55-10 through 805-10-55-15, AGF Holding was determined, for accounting purposes, to be the accounting acquirer of 100% of SLFI.  For accounting purposes, AGF Holding was considered to be initially capitalized by FCFI with the cash that was transferred to ACC in exchange for 800 shares of AGF Holding’s Class A Shares. Then, AGF Holding was considered to have purchased 100% of the capital stock of SLFI from ACC in exchange for the cash that was received from FCFI and transferred to ACC and the 150 AGF Holding Class A Shares and 50 AGF Holding Class B Shares, representing 20% of AGF Holding’s total capital stock that were issued to ACC.

13.

Please provide us all the facts and circumstances related to the fair value of consideration transferred that was allocated to SLFC of $220,144,000. For example:

a.

Clarify or confirm that AGF Holding paid $118 million in cash and transferred $29.7 million in its common shares to ACC and assumed $72 million of SLFI liabilities in exchange for 100% ownership in SLFI.

SLFC Response:

As described in our response to Comment 12, AGF Holding was determined to be the accounting acquirer of 100% of SLFI in a business combination, and because SLFI and SLFC had become wholly-owned by AGF Holding, push down accounting was applied.  The consideration paid to ACC for SLFI shares consisted of $118.8 million in cash and Class A Shares and Class B Shares of AGF Holding representing a 20% interest in AGF Holding.

AGF Holding did not legally assume any of SLFI’s consolidated liabilities, but, for purposes of applying the purchase method of accounting, as the acquirer, AGF Holding is considered to have assumed all of SLFI’s consolidated liabilities and to have purchased all of SLFI’s consolidated assets. The fair value of SLFI’s assets and liabilities other, than its investment in SLFC, aggregated to a net liability of $71.7 million, which amount impacted the portion of the purchase price allocated by SLFI to SLFC. This is described more fully below in our response to Comment 13.c.

b.

Clarify how the $29.7 million in shares was measured.

SLFC Response:

The $29.7 million value attributed to the AGF Holding shares representing a 20% economic ownership interest in AGF Holding was based upon the cash consideration of $118.8 million paid by FCFI for its 80% economic interest in AGF Holding.

The FCFI Transaction resulted from an auction process conducted by AIG to sell SLFI. Various parties were contacted with nine submitting initial first round bids.  Eight of these parties were selected to participate further in the sale process. Ultimately, six parties submitted bids for all or selected parts of SLFI. AIG entered into negotiations with a subset of the remaining parties and selected FCFI due to the level of its cash offer relative to other competing bidders.

Management concluded that because of the method employed in arriving at the purchase consideration agreed to in the Stock Purchase Agreement, which consisted of “arms length” negotiations between the buyer and seller, the offering of SLFI for bid, and the selection of the most advantageous bid, the $118.8 million cash consideration exchanged for the 80% interest in AGF Holding by FCFI represented an objective and valid basis for estimating the fair value of equity interests in AGF Holding received by ACC.

c.

Clarify how these amounts were allocated to SLFC. Explain in detail why amounts related to entities other than SLFC appear to be included in the calculation of the bargain purchase gain recorded on SLFC’s books.

SLFC Response:

SLFC is a wholly-owned subsidiary and the primary subsidiary of SLFI and it represents all of the business operations of SLFI. However, SLFI has several non-operating assets and liabilities separate from its investment in SLFC. In applying push-down accounting to SLFC, it was necessary to determine how much of AGF Holding’s basis arising from the purchase price paid for SLFI should be pushed down to SLFC. After determining the fair value of the assets and liabilities of SLFI and its subsidiaries, the fair value of the net assets of SLFC exceeded that of SLFI by $71.7 million.  This $71.7 million of net liabilities of SLFI (after excluding its interest in SLFC) arises from intercompany items and the valuation of net assets controlled by SLFI that are not attributable to SLFC.  In general, the assets and liabilities of SLFI that are not attributable to SLFC primarily relate to:  1) the assets and issued debt securities of SLFI’s 2003 and 2006 securitizations consolidated by SLFI (but not consolidated by SLFC); 2) a note receivable from AIG recorded at SLFI; and 3) an inter-company note payable by SLFI to SLFC.

The AGF Holding purchase price basis pushed down to SLFC was adjusted from the purchase price pushed down to SLFI by this $71.7 million of SLFI’s net liabilities other than its interest in SLFC.  Thus, the AGF Holding purchase price basis pushed down to SLFC amounted to $220.1 million ($118.8 million cash, $29.7 million value of AGF Holding shares owned by ACC, and $71.7 million of net liabilities of SLFI not attributable to SLFC).  It was decided that the AGF Holding purchase price basis be pushed down to SLFC using this residual method because the net liabilities of SLFI other than its investment in SLFC were non-operating assets and liabilities that would not be expected to give rise to goodwill or bargain purchase amounts in purchase accounting.

The determination of the bargain purchase gain for both SLFI and SLFC resulting from their respective recorded purchase price basis push-down amounts is reflected in the table below.

(dollars in millions)	11/30/10 Push-Down Accounting
	SLFI	SLFC
Fair Value of Assets Acquired	$ 18,426.9	$ 18,287.7
Less Fair Value of Liabilities Assumed	(16,801.3)	(16,590.5)
Less Purchase Price Basis Pushed Down	(148.5)	(220.1)
Bargain Purchase Gain	$ 1,477.1	$ 1,477.1

Note 6. Finance Receivables, page 132

14.

Please revise future filings here or in MD&A to describe the risk characteristics of each loan portfolio segment. Refer to 310-10-50-11B(a)(2) for guidance.

SLFC Response:

In response to the Staff’s comment, we will add disclosures in the MD&A of our future 10-K filings which describe the risk characteristics of each portfolio segment (real estate loans, non-real estate loans, and retail sales finance). Most of the risk characteristics apply to all of our three portfolio segments. We will also include similar disclosure in our Third Quarter 2011 10-Q.  Below is our proposed disclosure:

Risk Characteristics

Our customers in all portfolio segments encompass a wide range of borrowers. In the consumer finance industry, they are described as prime or near-prime at one extreme and non-prime or sub-prime at the other. Our customers’ incomes are generally near the national median but our customers may vary from national norms as to their debt-to-income ratios, employment and residency stability, and/or credit repayment histories. In general, our customers have lower credit quality and require significant levels of servicing. As a result, we charge them higher interest rates to compensate us for such services and related credit risks.

Despite our efforts to avoid losses on our portfolio segments (real estate loans, non-real estate loans, and retail sales finance), personal circumstances and national, regional, and local economic situations affect our customers’ willingness or ability to repay their obligations. The risk characteristics of each portfolio segment include the following:

Real estate loan portfolio

•

adverse shifts in residential real estate values;

•

elevated unemployment levels;

•

high energy costs;

•

major medical expenses; and

•

divorce or death.

Non-real estate loan portfolio and retail sales finance portfolio

•

elevated unemployment levels;

•

high energy costs;

•

major medical expenses; and

•

divorce or death.

Occasionally, these events can be so economically severe that the customer files for bankruptcy.

15.

We note the following related to the identification of your loan portfolio segments:

•

You have not identified second mortgages on real estate as a separate portfolio segment.

•

Second mortgages totaled $835 million at December 31, 2010. The branch retail sales finance loan portfolio segment totaled $491 million at December 31, 2010.

•

The charge-off percentage on second mortgages was close to 10% during 2010 which is significantly higher than any other loan portfolio/type. It appears that second loans have significantly different risk characteristics than other branch real estate loans.

•

You disclose that second mortgages on real estate were identified as one of four pools of finance receivables used in push-down accounting and that, “the categorization of these finance receivables into these four pools is consistent with how our Credit Strategy and Policy Committee evaluates the performance of our finance receivable portfolio and with the methodologies employed in establishing internal credit scores. As a result, we believe that these four pools result in an aggregation methodology that is consistent with the underlying risks associated with each finance receivable and the related collateral, as applicable.”

Please tell us how you determined that second mortgages on real estate should not be identified as a portfolio segment. Also tell us if you pool second mortgages with other loan portfolios when you collectively measure impairment on this portfolio. If you do, please tell us how you determined that second mortgages shared common risk characteristics with other loan portfolios given their significantly higher charge-off percentage. Lastly, tell us how you determined that second mortgages should not be identified as a class of financing receivables.

SLFC Response:

Accounting Standards Update (ASU) No. 2010-20 Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses defines a portfolio segment and class as follows:

“A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses.  Classes of financing receivables generally are a disaggregation of portfolio segment.”

As disclosed on page 108 of the 2010 Form 10-K, our Credit Strategy and Policy Committee evaluates our finance receivable portfolio for impairment by real estate loans, non-real estate loans, and retail sales finance.  Therefore, we have determined that second mortgages should not be identified as a portfolio segment because we do not determine our allowance for credit losses at this level.  Second mortgages are pooled with first mortgages when we collectively measure for impairment on our real estate loan portfolio.  Second mortgages share many common risks characteristics with first mortgages including: (1) economic situations such as adverse shifts in residential real estate values, which may reduce a real estate loan customer’s willingness to repay his or her mortgage; and (2) personal circumstances such as lower income due to unemployment or underemployment, major medical expenses, and divorce.  Please see our response to Comment 3.b. for additional information regarding how second mortgages are included in our allowance model.

We identified our classes by performing a review of the information provided to our Credit Strategy and Policy Committee.  The information primarily concentrates on real estate loans, non-real estate loans and retail sales finance portfolios performance with additional real estate loan analysis provided for the branch real estate and centralized real estate portfolios.  Therefore, we identified the branch real estate and centralized real estate portfolios as classes.  Our Credit Strategy and Policy Committee reviews and manages the risk characteristics of the real estate loan portfolio as one portfolio.  Therefore, we did not establish the second mortgage portfolio as a class for reporting purposes.

16.

On page 143, you disclose that “…within our three main finance receivable types are sub-portfolios, each consisting of a large number of relatively small, homogenous accounts. We evaluate these sub-portfolios for impairment as groups. We base our allowance for finance receivable losses primarily on historical loss experience using migration analysis and the Monte Carlo technique applied to sub-portfolios of large numbers of relatively small homogenous accounts.” Please tell us the type of loans included in each sub-portfolio and to the extent that each sub-portfolio is not identified as a loan portfolio segment or class of financing receivable, please explain the basis for this determination.

SLFC Response:

The sub-portfolios that are indentified within our three finance receivable types are delinquency buckets (current, 30 - 59, 60 – 89, etc.).  The type of loans in the delinquency buckets are homogenous and have common risk characteristics for the finance receivable type (real estate loans, non-real estate loans and retail sales finance) being evaluated for impairment.  The difference between the sub-portfolios is the passage of time from the impairment event.  Therefore, the sub-portfolios have not been identified as a portfolio segment or class.  In response to the Staff’s comment, we have reviewed and will revise our disclosure in future filings starting with our Third Quarter 2011 Form 10-Q.  See our proposed disclosure below:

Our three main finance receivable types consist of a large number of relatively small, homogenous accounts. We evaluate our three main finance receivable types for impairment as groups. None of our accounts are large enough to warrant individual evaluation for impairment.  We estimate our allowance for finance receivable losses for non-credit impaired accounts using the authoritative guidance for contingencies. We base our allowance for finance receivable losses primarily on historical loss experience using migration analysis applied to our three main finance receivable types. This technique is a historically-based statistical technique that attempts to predict the future amount of finance receivable losses. We adjust the amounts determined by migration for management’s estimate of the effects of model imprecision, any changes to underwriting criteria, portfolio seasoning, and current economic conditions, including levels of unemployment and personal bankruptcies.

We use our internal data of net charge-offs and delinquency by receivable type as the basis to determine the historical loss experience component of our allowance for finance receivable losses. We use monthly bankruptcy statistics, monthly unemployment statistics, and various other monthly or periodic economic statistics published by departments of the U.S. government and other economic statistic providers to determine the economic component of our allowance for finance receivable losses.

17.

Considering your policy to continue to accrue interest on loans until the fourth or sixth contractual payment becomes past due, please revise future filings to disclose the delinquency by portfolio segment and class for loans 90-119 days past due, 120-149 days past due, 150-179 days past due and greater than 180 days past due in your past due receivables table.

SLFC Response:

In response to the Staff’s comment, we will enhance our disclosure in future filings starting with our Third Quarter 2011 Form 10-Q.  Below is our proposed disclosure:

Our delinquency by portfolio segment and by class was as follows:

(dollars in thousands)	Branch	Centralized	Branch Non-	Branch
	Real Estate	Real Estate	Real Estate	Retail	Other*	Total
Successor Company September 30, 2011 Net finance receivables: 30-59 days past due	$	$	$	$	$	$
60-89 days past due
90-119 days past due
120-149 days past due
150-179 days past due
180 days or more past due
Total past due
Current
Total	$	$	$	$	$	$
Successor Company December 31, 2010 Net finance receivables: 30-59 days past due	$	$	$	$	$	$
60-89 days past due
90-119 days past due
120-149 days past due
150-179 days past due
180 days or more past due
Total past due
Current
Total	$	$	$	$	$	$

*

Primarily includes delinquency and current receivables of our foreign subsidiary, Ocean Finance and Mortgages Limited.

18.

Please revise future filings to disclose the recorded investment in finance receivables that were greater than 90 days past due and still accruing in your past due receivables table.

SLFC Response:

We respectfully inform the Staff that only the Branch Retail segment would have finance receivables that were greater than 90 days past due and still accruing. We have disclosed the relevant amounts for branch retail following our past due receivables table.

In response to the Staff’s comment, we will enhance the disclosure in our future filings starting with our Third Quarter 2011 Form 10-Q to specifically state that our other portfolio segments do not have relevant amounts.

19.

Please revise your past due receivables table in future filings to disclose the recorded investment in financing receivables as opposed to the unpaid principal balance.

SLFC Response:

In response to the Staff’s comment, we will revise our disclosure in future filings starting with our Third Quarter 2011 Form 10-Q to report the recorded investment in our past due receivables.  Below is our proposed disclosure:

Our delinquency by portfolio segment and by class was as follows:

(dollars in thousands)	Branch	Centralized	Branch Non-	Branch
	Real Estate	Real Estate	Real Estate	Retail	Other*	Total
Successor Company September 30, 2011 Net finance receivables: 30-59 days past due	$	$	$	$	$	$
60-89 days past due
90-119 days past due
120-149 days past due
150-179 days past due
180 days or more past due
Total past due
Current
Total	$	$	$	$	$	$
Successor Company December 31, 2010 Net finance receivables: 30-59 days past due	$	$	$	$	$	$
60-89 days past due
90-119 days past due
120-149 days past due
150-179 days past due
180 days or more past due
Total past due
Current
Total	$	$	$	$	$	$

*

Primarily includes delinquency and current receivables of our foreign subsidiary, Ocean Finance and Mortgages Limited.

Note 8. Allowance for Finance Receivable Losses, page 142

20.

We note your recorded a $25.7 million increase to the allowance determined by migration analysis and Monte Carlo techniques at December 31, 2009. Please revise future filings to discuss the specific factors and circumstances that lead to the adjustment at December 31, 2009 or any adjustment in the future.

SLFC Response:

We respectfully inform the Staff that the increase of $25.7 million in the allowance for finance receivable losses at December 31, 2009 was the net result of an increase from our migration model used for our real estate portfolio partially offset by a reduction from our Monte Carlo model used for our non-real estate portfolio.  The increase in our real estate portfolio was driven by the increases in delinquency and losses being experienced at that time, while the reduction in our non-real estate portfolio resulted primarily from the substantial reduction in outstanding receivables during that period.

We will discuss any adjustments in future filings.

Note 15. Long-term Debt, page 152

21.

Please revise future filings to disclose each material debt issuance separately in a tabular format. Disclose the contractual obligation due, recorded balance, interest rate, maturity date, currency, subordinate features and any other key term.

SLFC Response:

In response to the Staff’s comment, we will enhance future filings to include interest rate ranges and long-term debt by type for the maturity periods presented starting with our Third Quarter 2011 Form 10-Q.  We believe summarized information provides the users of the financial statements more useful information than individual information for each of the approximately 150 debt issuances outstanding as of December 31, 2010.

Below is our proposed disclosure:

Principal maturities of long-term debt (excluding projected securitization repayments by period) by type of debt were as follows:

(dollars in millions)						Junior
	Retail Notes	Medium Term Notes	Euro Denominated Notes	Secured Term Loan (c) (d)	Securitizations	Subordinated Debt (hybrid debt)	Total
Interest rates (a)
Fourth quarter 2011	$	$	$	$	$	$	$
First quarter 2012
Second quarter 2012
Third quarter 2012
Remainder of 2012
2013
2014
2015
2016-2067
Securitizations (b)
Total principal maturities	$	$	$	$	$	$	$
Total carrying amount	$	$	$	$	$	$	$

(a)

The interest rates shown are the range of contractual rates in effect at September 30, 2011, which exclude the effects of the associated derivative instruments used in hedge accounting relationships, if applicable.

(b)

Securitizations are not included in above maturities by period due to their variable monthly repayments.

(c)

Issued by wholly owned Company subsidiaries.

(d)

Guaranteed by the Company.

Note 25. Income Taxes, page 166

22.

We note your disclosure that you recorded tax benefits and income tax receivables from AIG related to your tax sharing agreement and that because of an amendment in the tax sharing agreement in connection with the FCFI transaction, it appears AIG did not pay tax amounts due to you in 2010. Please provide us all the facts and circumstances related to income tax amounts recorded that resulted in the income tax receivable from AIG. Specifically detail the timing and amounts recorded on SLFC’s financial statements and explain why you recorded a dividend of $706 million to SLFI at November 30, 2010. Also provide us an accounting analysis supporting your treatment of the $706 million as a dividend recorded through equity accounts as compared to recording the noncash transaction through the income statement.

SLFC Response:

We respectfully inform the Staff that the $706 million is made up of two parts representing a combination of both the 2010 and 2009 tax loss benefits recorded on the separately issued financial statements of SLFC.  The accounting treatment was based on the following analysis.

Pursuant to ASC 740-10-30-27 through 28 related to the allocation of the consolidated amount of tax expense among members of a group filing a consolidated tax return, the current and deferred tax expense were allocated and recorded on the separately issued financial statements of both SLFI, our parent, and SLFC using the benefits-for-loss tax allocation method.  This allocation method was intended to reflect the method of allocation of taxes to be received by SLFI from its then parent company, AIG, under a tax sharing agreement between AIG and SLFI and ultimately a similar allocation of taxes between SLFI and SLFC.  Where the amount ultimately paid between parties pursuant to a tax-sharing agreement differs from the method of allocation of tax expense recorded under ASC 740-10-30-27 through 28, the difference between the amount paid or received under the tax-sharing agreement and the expected settlement amount based on the method of allocation recorded as tax expense is treated as either a dividend or a capital contribution.

In connection with AIG, ACC and FCFI entering into the Stock Purchase Agreement for the FCFI Transaction, AIG and SLFI agreed to amend their tax sharing agreement and as a result SLFI did not receive payment for the tax benefit recorded for the 2010 tax year.   Due to the amendment of the tax sharing agreement between AIG and SLFI cancelling AIG's obligation to pay SLFI for its 2010 tax benefit, it was determined that SLFC would also not receive payment for the tax benefit recorded on SLFC's financial statements for the 2010 tax year.  The unsettled tax receivable for the 2010 tax year on SLFC’s balance sheet at November 30, 2010 was $242 million, as shown in Note 25 identified as “Current Federal”.

For the 2009 tax year, at the closing of the FCFI Transaction on November 30, 2010 AIG reimbursed SLFI for the outstanding 2009 tax receivable through the issuance of a marketable note which was sold by SLFI in early 2011.  At the time of the amendment to the tax sharing agreement and the issuance of the marketable note by AIG to SLFI, it was determined that SLFI would not reimburse SLFC for the 2009 tax benefit separately recorded on the books of SLFC.  At that time the tax receivable on the books of SLFC was $464 million.

The $242 million for 2010 and $464 million for 2009 tax receivables combine to $706 million that was recognized as a noncash dividend as indicated on the Consolidated Statement of Shareholder’s Equity.

The two transactions were viewed as capital transactions.  Because SLFC was forgiving a receivable from its parent company, the transaction was a deemed dividend and recognized as a reduction in SLFC shareholder’s equity.

Note 26. Lease Commitments, Rent Expense, and Contingent Liabilities, page 171

23.

We note your disclosure related to various legal proceedings. Please revise future filings to disclose the amount or range of a reasonably possible losses or to indicate that an amount cannot be estimated. Refer to ASC 450-20-50-4.

SLFC Response:

In response to the Staff’s comment, we will revise our future filings, beginning with our Third Quarter 2011 Form 10-Q, to enhance the contingencies-related disclosure regarding reasonably possible losses in accordance with ASC 450-20-50.

More specifically, with respect to reasonably possible losses that are material on an individual basis and for which reasonable estimates can be made, the disclosure will include an estimate of the aggregate range of reasonably possible losses.  In addition, with respect to certain reasonably possible losses that may not be material on an individual basis, but which may be material on an aggregate basis and for which reasonable estimates can be made, the disclosure will include an estimate of the aggregate range of such reasonably possible losses.

With respect to reasonably possible losses that are not material individually or in the aggregate, but for which estimates of possible loss can be made, the disclosure will indicate that our exposure to possible losses in excess of amounts accrued or reserved, if any, would not be expected to have a material adverse effect on our financial statements as a whole.

With respect to all other reasonably possible losses, our disclosure will include a statement that we cannot reasonably estimate such possible losses, along with an explanation as to why estimates cannot be made in certain cases.

Below is our proposed disclosure:

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation arising in connection with its activities.   Some of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. While the Company has identified below certain legal actions where the Company believes a material loss to be possible and reasonably estimable, there can be no assurance that material losses will not be incurred from claims that have not yet been notified to the Company or are not yet determined to be probable or possible.

The Company contests liability and/or the amount of damages, as appropriate, in each pending matter. Where available information indicates that it is probable that a liability had been incurred at the date of the consolidated financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. In many actions, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is not always possible to reasonably estimate the size of the possible loss or range of loss.

For certain legal actions, the Company cannot reasonably estimate such losses, particularly for actions that are in their early stages of development or where plaintiffs seek substantial or indeterminate damages. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the actions in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for any given action.

For certain other legal actions, other than the actions referred to in the following paragraphs, the Company can estimate possible losses, additional losses, ranges of loss or ranges of additional loss in excess of amounts accrued but does not believe, based on current knowledge and after consultation with counsel, that such losses will have a material adverse effect on the Company’s consolidated financial statements as a whole.

For certain other legal actions, it is reasonably possible that the Company may incur losses that may not be material on an individual basis, but which may be material on an aggregate basis.  Based on currently available information, the Company believes the estimate of the aggregate range of reasonably possible losses for such actions, in excess of amounts accrued, is from $__ to $__ at September 30, 2011.

Set forth below is a description of each legal action in which it is reasonably possible that the Company may incur, on an individual basis, a material loss that can be reasonably estimated.  Based on currently available information, the Company believes the estimate of the aggregate range of reasonably possible losses for such actions, in excess of amounts accrued, is from $__ to $__ at September 30, 2011.

In future filings, a description of the nature of the contingency for each legal action included in the immediately preceding paragraph, if any, will be set forth here as required by ASC 450-20-50-4.

June 30, 2011 Form 10-Q

Note 3. Finance Receivables, page 10

24.

Please revise all future filings to include total columns in your quantitative disclosures to allow financial statement readers to more easily analyze your loan portfolio.

SLFC Response:

In response to the Staff’s comment, we will include total columns for the relevant tables in this section in our future filings starting with our Third Quarter 2011 Form 10-Q.

Note 5. Allowance for Finance Receivable Losses, page 17

25.

We note you recorded $175 million in provision for loan losses during the six months ended June 30, 2011 with a beginning allowance of $7 million. You describe that the provision included $68 million related to net charge-offs on credit impaired finance receivables and $71 million related to net charge-offs on non-credit impaired finance receivables.

a.

Please explain to us in detail and revise future filings to discuss the facts and circumstances related to the adverse trend in credit quality subsequent to push-down accounting. Your disclosure should clarify why you recorded such a large provision and had such a large amount of charge-offs in the six months after push-down accounting considering any existing credit impairment was provided for in push-down accounting by measuring the loans at fair value.

SLFC Response:

We respectfully inform the staff that we do not see the financial numbers as presented as reflecting an adverse trend in credit quality but as a function of the post FCFI Transaction treatment of finance receivables charged-off.  This is best explained in relation to the components of the provision for finance receivable losses for the six months ended June 30, 2011 as presented below.  In this regard, it should be noted that we are revising the presentation of the $35.7 million valuation discount accretion, which will reduce the amount of provision as presented (see our response to Comment 27 for a more detailed discussion).

Below is a summary of the components that comprise the $175 million in provision for finance receivable losses for the six months ended June 30, 2011.

($ in Millions)

Net charge-offs on credit impaired finance receivables (a)	$67.5
Net charge-offs on non-credit impaired finance receivables (b)	70.7
Net charge-offs on new origination activity and TDR activity	1.0
Change in the allowance for finance receivable losses (c)	36.0
Provision for finance receivable losses per June 30, 2011 Form 10-Q	$175.2
Accelerated valuation discount accretion on non-credit impaired finance receivables as a result of charge-off (b)	(35.7)
Provision for finance receivable losses under revised presentation	$139.5

(a)  As stated in our response to Comment 6, our ASC 310-30 accounting policy is to remove credit impaired finance receivables from the pools, when satisfied or charged-off, at the carrying amount (determined using the pro-rata method).  Therefore, at the time of charge-off, the carrying amount is charged to the allowance for finance receivable losses.  As an example of this treatment, assume a credit impaired account with an unpaid principal balance due from the customer of $1,000 but with a carrying amount of $350 due to push-down accounting.  At the time of charge-off, we would recognize a net charge of $350 to the provision for finance receivable losses.

(b)  Under the revised presentation discussed in our response to Comment 27, net charge-offs on non-credit impaired finance receivables for the six months ended June 30, 2011 were $35.0 million ($70.7 million net charge-offs as presented in our June 30, 2011 Form 10-Q less $35.7 million accelerated valuation discount accretion).  This net charge-off reflects the carrying amount of the receivables at the time of charge-off.  As an example of this treatment, in the case of a non-credit impaired account with an unpaid principal balance due from the customer of $1,000 but with a carrying amount of $650 due to push-down accounting.  At the time of charge-off, we would recognize a net charge of $650 to the provision for finance receivable losses.

(c)  Reflects the establishment of allowance for finance receivable losses for loan originations since the date of the FCFI Transaction and real estate non-credit impaired accounts that have been modified and determined to be a TDR since the date of the FCFI Transaction.

In response to the Staff’s comment, we will enhance our disclosure in future filings starting with our Third Quarter 2011 Form 10-Q to discuss the facts and circumstances related to the trend in credit quality subsequent to push-down accounting.  Below is our proposed disclosure:

After the FCFI Transaction, the amount of finance receivables charged-off for any account subject to the November 30, 2010 push-down accounting reflects the reduction of the resulting carrying basis of the account inclusive of its respective unaccreted fair value discount created as part of the application of push-down accounting.  For the three months ended September 30, 2011, $___ million of net carrying value of finance receivables subject to push-down accounting as of November 30, 2010 and inclusive of unaccreted push-down valuation discount was reduced as part of the post FCFI Transaction charge-off of finance receivables.  For the nine months ended September 30, 2011, $___ million of net carrying value of finance receivables subject to push-down accounting as of November 30, 2010 and inclusive of unaccreted push-down valuation discount was reduced as part of the post FCFI Transaction charge-off of finance receivables.

b.

Please explain to us how you incorporated this apparent significant decrease in credit quality of credit impaired loans during 2011 in your estimate of expected cash flows at June 30, 2011.

SLFC Response:

We respectfully inform the Staff that per our ASC 310-30 accounting policy of removing charged-off accounts from the pools, credit impaired cash flows are adjusted for accounts that are charged-off during the prior period.  The estimated cash flows associated with the pools only reflect those accounts still active and outstanding as of June 30, 2011.  Estimated cash flows incorporate estimated prepayment and loss that is adjusted through the historical analysis of receivable portfolio performance over an extended period.

c.

Please explain the basis for your disclosure on page 13 that you did not create an allowance for credit impaired finance receivables in 2011 since the net carrying value of these credit impaired receivables was less than the present value of the expected cash flows considering the large amount of charge-off’s recorded during 2011.

SLFC Response:

We respectfully inform the Staff that no allowance for finance receivable losses was necessary as the present value of the expected cash flows exceeded the carrying amount of the credit impaired finance receivables.  We will not be required to provide for additional allowance until such time as the present value of the expected cash flows declines below the carrying amount of credit impaired finance receivables.

d.

Please note you are required to disclose any allowance for loan losses allocated to financing receivables acquired with deteriorated credit quality. Refer to ASC 310-10- 50-11B(g) and 310-10-50-11C.

SLFC Response:

We respectfully inform the Staff that the allowance for credit impaired finance receivable losses was disclosed in the table and in the succeeding paragraph at the bottom of page 13 in our Second Quarter 2011 Form 10-Q.

26.

Please revise future filings to disclose the recorded investment in financing receivables by impairment method (collectively evaluated or acquired with deteriorated credit quality) or tell us where you disclose this information. Refer to ASC 310-10-50-11B(h) and 310-10-50-11C.

SLFC Response:

We respectfully inform the Staff that the amounts related to loans acquired with deteriorated credit quality were disclosed on page 13 in our Second Quarter 2011 Form 10-Q.  The amounts individually evaluated for impairment (TDR’s) were disclosed on page 15.  The total allowance was disclosed on page 17.   In response to the Staff’s comment, we will enhance our disclosure to report amounts collectively evaluated for impairment (ASC 450-20) in future filings starting with our Third Quarter 2011 Form 10-Q.

Below is our proposed disclosure:

The allowance for finance receivable losses and net finance receivables by portfolio segment and by impairment method were as follows:

(dollars in thousands)	Real	Non-Real-	Retail
	Estate Loans	Estate Loans	Sales Finance	Total
Successor Company September 30, 2011 Allowance for finance receivable losses Finance receivables: Collectively evaluated for impairment	$	$	$	$
Acquired with deteriorated credit quality (credit impaired finance receivables)
Individually evaluated for impairment (TDR finance receivables)
Total	$	$	$	$
Finance receivables: Collectively evaluated for impairment	$	$	$	$
Credit impaired finance receivables
TDR finance receivables
Total	$	$	$	$
Successor Company December 31, 2010 Allowance for finance receivable losses Finance receivables: Collectively evaluated for impairment	$	$	$	$
Credit impaired finance receivables
TDR finance receivables
Total	$	$	$	$
Finance receivables: Collectively evaluated for impairment	$	$	$	$
Credit impaired finance receivables
TDR finance receivables
Total	$	$	$	$

27.

You disclose that “as a result of charging off the non-credit impaired finance receivables, $35.7 million of valuation discount accretion was accelerated and is included as a component of finance charges within revenues.” Please explain to us in detail the facts and circumstances related to the recognition of valuation discount as income in connection with charging-off loans.

SLFC Response:

After further review of this treatment, we are changing our presentation of the accelerated accretion of the valuation discount in connection with non-credit impaired charged-off accounts.  Beginning with the Third Quarter 2011 Form 10-Q, the recorded investment in connection with non-credit impaired charged-off accounts will be presented in the provision for finance receivable losses line.  This revised presentation will include a reclassification of the $35.7 million through the six months ended June 30, 2011.  This is a simplified presentation and it would provide an income statement treatment that is more consistent with the balance sheet presentation of the related finance receivables as the finance receivables are presented under push-down accounting net of valuation discount.  We believe the reclassified amount is not material.

Note 6. Investment Securities, page 20

28.

You disclose that you recorded a $2.2 million credit charge in 2011 related to other-than-temporary impairment. Please revise future filings to discuss the facts and circumstances related to the charge. For periods in which an other-than-temporary impairment of a debt security is recognized and only the amount related to a credit loss is recognized in earnings, please disclose the information required by ASC 320-10-50-8A.

SLFC Response:

We respectfully inform the Staff that management does not consider the other-than-temporary impairment charge taken in 2011 to be material.  We will continue to review all facts related to other-than-temporary impairment charges taken in the future and will make all relevant disclosures when appropriate.

Note 10. Refinancing of Secured Term Loan, page 26

29.

Please provide us an accounting analysis related to the modification of your term loan. Specifically discuss your basis for recognizing $10.7 million of the fair value mark as a gain on early extinguishment while deferring the remaining $20.1 million and amortizing it over the new term.

SLFC Response:

On May 10, 2011, we amended and restated an outstanding secured term loan with Bank of America, as Administrative Agent and Collateral Agent, and Merrill Lynch, as Sole Syndication Agent, which had been entered into on April 21, 2010.

Based on the terms of the April 21, 2010 loan and the amended and restated credit agreement on May 10, 2011, we accounted for the modification of the secured term loan as a syndicate of lenders as defined in the ASC Master Glossary and ASC 470-50-55-2.

The changes in the syndicate of lenders are as follows:

•

57 of the 165 creditors involved in the syndicate of lenders for the April 21, 2010 loan remained in the syndicate of lenders for the May 10, 2011 loan.  These 57 creditors are referred to as the “Remaining Creditors.”  The balance under the April 21, 2010 loan for the Remaining Creditors was $1,960.5 million.  The balance under the amended and restated loan for the Remaining Creditors is $3,308.0 million.

•

108 of the 165 creditors involved in the syndicate of lenders for the April 21, 2010 loan are not included in the syndicate of lenders for the May 10, 2011 loan.  These creditors are referred to as the “Extinguished Creditors.”  The balance under the April 21, 2010 loan for the Extinguished Creditors was $1,039.5 million.

•

21 new creditors joined the syndicate of lenders for the May 10, 2011 loan.  These 21 creditors are referred to as the “New Creditors.”  The balance under the amended and restated loan for the New Creditors is $442.0 million.

The application of ASC 470-50-40-12 model for syndicated term loans was performed on a creditor by creditor basis.  We performed the 10 percent cash flow test utilizing the applicable loan terms, which included a prepayment option, and utilizing the balances by creditor at the April 21, 2010 origination date of the initial loan compared to the balances by creditor at the modification date of May 10, 2011.  None of the 57 Remaining Creditors exceeded the 10 percent change in net present value due to the prepayment option and, therefore, the loans were determined to be a modification.

The unamortized balance of the push-down accounting adjustment (PAA) fair value (FV) mark (premium) on May 10, 2011 was $30.8 million.  The FV mark was calculated at November 30, 2010 for the April 21, 2010 loan as a result of the FCFI Transaction.  As a result of the 10 percent cash flow test, the pro rata amount of $20.1 million for Remaining Creditors was accounted for as a modification, thus the treatment for the PAA FV mark on those balances is to remain on the balance sheet and amortize under the interest rate method over the new term.  The pro rata amount of $10.7 million for the PAA FV mark for Extinguished Creditors was recorded to Other Revenue.

Note 13. Income Taxes, page 30

30.

You disclose that a deferred tax valuation allowance was not required on your remaining gross deferred tax assets. Please tell us in detail and revise future filings to explain why your gross deferred tax assets will more likely than not be realized. Specifically discuss the key facts and circumstances including the nature of the positive and negative evidence you considered in making your determination. Also discuss the sources of taxable income that you believe will be available to realize your deferred tax asset and to the extent that you are relying upon tax planning strategies or the offset of deferred tax liabilities, disclose that fact and provide a brief description of such strategies. Refer to guidance starting at ASC 740-10-30-16.

SLFC Response:

The positive and negative evidence evaluated in terms of assessing the need for a valuation allowance included as negative evidence a three year accumulated taxable loss.  The positive evidence evaluated included the impact of the FCFI transaction, which adjusted the tax basis of SLFC's assets, and an analysis of the timing of reversal of

SLFC's cumulative gross deferred tax liabilities, excluding deferred tax liabilities associated with indefinite lived assets.  The principal deferred tax liability reversal evaluated relates to deferred tax liabilities associated with SLFC debt.  At June 30, 2011, we have a net deferred tax liability of $408.7 million. This deferred tax liability is expected to reverse in timing and amount sufficient to create positive taxable income which will allow for the realization of our gross deferred tax assets.  Due to the FCFI Transaction, there are no prior year net operating loss carryforwards included in our gross deferred tax assets.  We have not considered the need to adopt tax planning strategies in order to utilize our gross deferred tax asset. For our U.S. operations, we are projecting taxable income on our 2011 Consolidated Life/Nonlife U.S. Tax Return.  Therefore, no valuation allowance with respect to our U.S. operations was required.

Ocean Finance and Mortgages Limited, our foreign U.K. operation, has a three year accumulated loss.  Previously, this company was included in a unitary return with AIG foreign affiliates and its losses were being utilized.  Therefore, in previous years no valuation allowance was required.  As of June 30, 2011, the U.K. operation remains in a loss position and will be filing a separate tax return.  A full valuation allowance was recorded against the deferred tax assets of our U.K. operations.

In response to the Staff’s comment, we will enhance the disclosures in our future filings starting with our Third Quarter 2011 Form 10-Q.  Below is our proposed disclosure:

Due to the FCFI Transaction, there are no prior year net operating loss carryforwards included in our gross deferred tax assets.  As of September 30, 2011, we have a net deferred tax liability of $__ million.  This deferred tax liability is expected to reverse in timing and amount sufficient to create positive taxable income which will allow for the realization of our gross deferred tax asset.  For our U.S. operations, the Company is projecting taxable income on its 2011 Consolidated Life/Nonlife U.S. Tax Return.  Therefore, no valuation allowance on our U.S. operations was required.

Ocean Finance and Mortgages Limited, our foreign U.K. operation, has a three year accumulated loss.  Previously, this company was included in a unitary return with AIG foreign affiliates and its losses were being utilized.  Therefore, in previous years no valuation allowance was required.  As of September 30, 2011, the U.K. operation remains in a loss position and will be filing a separate tax return.  A full valuation allowance was recorded against the deferred tax assets of our U.K. operation as of September 30, 2011.

Note 18. Risks and Uncertainties, page 44

31.

You disclose that in assessing your current financial position and developing operating plans for the future, you have made significant judgments and estimates with respect to your liquidity, including your ability to comply with your debt covenants. Please revise future filings to provide a discussion of your key debt covenants and whether you are currently complying with them. Also identify any debt covenant(s) where you are close to not complying and discuss the impact on cash flows, liquidity and financial results if you were unable to comply.

SLFC Response:

For all periods presented, we were in compliance with all debt covenants. As required by Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350, if it becomes reasonably likely that we will not be in compliance with a material debt covenant, disclosures about the requirements will be included in the applicable future filings.

In response to the Staff’s comment, however, we will enhance the disclosures beginning with the Third Quarter 2011 Form 10-Q to include the disclosures below regarding debt covenants.

The debt agreements to which SLFC and its subsidiaries are a party include standard terms and conditions, including covenants and representations and warranties.  These agreements also contain certain restrictions, including restrictions on the ability to create senior liens on property and assets in connection with any new debt financings and restrictions on the intercompany transfer of funds from certain subsidiaries to SLFC or SLFI, except for those funds needed for debt payments and operating expenses. SLFC subsidiaries that borrow funds through the $3.75 billion secured term loan are also required to pledge eligible finance receivables to support their borrowing under the secured term loan.

None of our debt agreements require SLFC or any subsidiary to meet or maintain any specific financial targets or ratios, except (a) the requirement to maintain a certain level of pledged finance receivables under the secured term loan and (b) the financial ratio tests applicable to the interest payments for our trust preferred securities (i.e., hybrid debt).  Under SLFC's hybrid debt, a mandatory trigger event occurs if SLFC does not maintain (1) a minimum tangible equity to tangible managed assets of 5.5% or (2) a trailing four quarters average of fixed charge ratio of more than 1.10x (where the fixed charge ratio equals earnings excluding income taxes, interest expense, extraordinary items, goodwill impairment, and any amounts related to discontinued operations, divided by the sum of interest expense and any preferred dividends).  A mandatory trigger event requires SLFC to defer interest payments to the junior subordinated debt holders (and not make dividend payments to SLFI) unless SLFC obtains non-debt capital funding in an amount equal to all accrued and unpaid interest on the hybrid debt otherwise payable on the next interest payment date and pays such amount to the junior subordinated debt holders.

Based upon SLFC’s financial results for the twelve months ended March 31, 2011, a mandatory trigger event occurred under SLFC’s hybrid debt with respect to the semi-annual payment due in July 2011 due to the fixed charge ratio being 0.48x (while the equity to assets ratio was 9.5%) . During June 2011, SLFC received from SLFI, its parent, the equity capital necessary to satisfy (and SLFC did pay) the July 2011 interest payment.  See Part II, Item 2 of this Quarterly Report on Form 10-Q.

Under our debt agreements, certain events, including non-payment of principal or interest, bankruptcy or insolvency, or a breach of a covenant or a representation or warranty may constitute an event of default and trigger an acceleration of payments.  In some cases, an event of default or acceleration of payments under one debt agreement may constitute a cross-default under other debt agreements resulting in an acceleration of payments under the other agreements.

We are in compliance with all of the covenants under our debt agreements.

Analysis of Financial Condition, page 54

32.

Please revise future filings to provide a qualitative analysis of the reasons the Centralized Prime Real Estate Loans have a significantly higher delinquency percentage as compared to Branch Prime, Non-prime and Sub-prime Real Estate Loans.

SLFC Response:

In response to the Staff’s comment, we will enhance the disclosures in our future filings starting with our Third Quarter 2011 Form 10-Q.  Below is our proposed disclosure:

Management believes the primary reason that the centralized business segment prime real estate loans have a significantly higher delinquency percentage as compared to branch business segment prime, non-prime, and sub-prime real estate loans is that the centralized business segment loans were made primarily through broker or correspondent channels and thereby established no face-to-face relationship with us whereas, substantially all of the branch business segment real estate loans were originated in the branch by our personnel whose future success is dependent on the future performance of those loans.  Secondarily, but no less importantly, the centralized business segment loans are serviced by third parties not necessarily related to us while branch business segment loans are almost always serviced by the persons that originated them and for whom the loan’s future performance is a measure of their job performance and reward.

Higher-risk Real Estate Loans, page 56

33.

On page 58, you disclose that, “the total amount of all real estate loans for which the estimated LTV ratio exceeds 100% at June 30, 2011 was $2.4 billion, or 23%, of total real estate loans.” Please revise future filings to clarify whether this disclosure uses updated LTV. If so, briefly describe how you update collateral valuations.

SLFC Response:

In response to the Staff’s comment, we will enhance the disclosures in our future filings starting with our Third Quarter 2011 Form 10-Q.  Below is our proposed disclosure:

A decline in the value of assets serving as collateral for our real estate loans may impact our ability to collect on those real estate loans. The total amount of all real estate loans for which the updated LTV ratio exceeds 100% at June 30, 2011 was $2.4 billion, or 23%, of total real estate loans.  We update collateral valuations by applying the sequential change in the House Price Index as published quarterly by the Federal Housing Finance Agency at the Metropolitan Statistical Area or state level to update the LTV.

Thank you for your consideration of our responses.  If you have any questions or require any additional information, please do not hesitate to contact me at 812-468-5345 (direct fax 812-468-5990).

Very truly yours,

/s/ Donald R. Breivogel, Jr.

Donald R. Breivogel, Jr.

Senior Vice President and Chief Financial Officer